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                                                                   EXHIBIT 11.1

                           EAGLE USA AIRFREIGHT, INC.
                 COMPUTATION OF PRO FORMA NET INCOME PER SHARE
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                        YEAR ENDED
                                                                                       SEPTEMBER 30,
                                                                                 ------------------------
                                                                                    1996           1995
                                                                                 ----------    ----------
Pro forma net income........................................................     $   11,481    $    7,507

Shares used in computing pro forma net income per share (1):
  Weighted average number of shares outstanding.............................         16,234        12,000
  Incremental shares attributed to outstanding options(2)...................            939         1,243
  Shares issued to James R. Crane for acquisition of subsidiaries...........             82           446
  Shares for distributions paid from net proceeds of the initial public
  offering(3)...............................................................            266         1,093
                                                                                 ----------    ----------
Total shares................................................................         17,521        14,782
Pro forma net income per share(1)...........................................     $     0.66    $     0.51
                                                                                 ==========    ==========

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(1)   On July 8, 1996, the Board of Directors authorized a two-for-one stock split, effected in the form of a stock dividend, payable on August 1, 1996 to shareholders of record on July 24, 1996. References to number of shares outstanding have been retroactively restated to reflect the split.

(2) Calculated assuming exercise of options for 2,649 and 1,680 shares of common stock, respectively, with prices ranging from $1.25 to $20.25 per share based upon the average estimated market price of $14.60 and $3.75 for the year, respectively. Pursuant to Securities and Exchange Commission Staff Accounting Bulletins and Staff policy, common equivalent shares issued during the 12-month period prior to an initial public offering at prices substantially below the public offering price are presumed to have been issued in contemplation of the initial public offering and have been included in the calculation as if they were outstanding since the beginning of the period presented (using the treasury stock method and the public offering price).

(3) Calculated for 1996 by dividing the sum of the Special Distribution Notes ($8,209) and S Corporation retained earnings ($2,701) earned from October 1, 1995 to December 4, 1995 which were distributed to S Corporation shareholders and paid from the net proceeds of the offering by the net proceeds price per share from the offering of $15.03 (pre split) and weighted based upon the days the notes were outstanding during the first quarter of 1996. Calculated for 1995 by dividing the sum of the S Corporation retained earnings to be distributed to S Corporation shareholders earned through September 30, 1995 by the net proceeds price per share from the offering of $15.03 (pre split).